Exhibit 99.43

LOAN AGREEMENT

Dated:   December 1, 2014

Between:

BLOOM BURTON HEALTHCARE STRUCTURED LENDING FUND II (the “Lender”)

-and-

CRH MEDICAL CORPORATION (the “Borrower”)

[ALL NAMES OF INDIVIDUALS HAVE BEEN REDACTED]

1.             INTERPRETATION

In this agreement (this “Agreement”), unless the context requires otherwise, the term “Business Day” shall be construed as a reference to any day (excluding Saturday and Sunday) on which banks are open for business in Vancouver, British Columbia.  Additionally, “Loan” means the amount of the Facility (as defined below) outstanding at any time.

2.             AMOUNT

The Lender agrees to make available to the Borrower a term facility in the maximum amount of USD$[REDACTED] (the “Facility”).

3.             AVAILABILITY

The Facility will become available to the Borrower when the Lender has received the following:

3.1                               the enclosed copy of this Agreement with the form of acceptance thereon duly signed on behalf of the Borrower; and

3.2                               a copy of the resolutions of the Borrower’s board of directors or by-laws authorising the acceptance and execution of this Agreement.

4.             INTEREST

Interest in respect of the outstanding Facility will be equal to 12% per annum. Interest shall accrue daily both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days (366 days in a leap year). Accrued interest shall be payable on (i) the Maturity Date, and (ii) if applicable, the date of any voluntary or other prepayment of the Loan.

Any sum (whether principal, interest, fees or other amount) payable pursuant to this Agreement and not paid to the Lender by the Maturity Date shall bear interest at an additional 2.0% per annum over the base interest rate set out above, accrued on a daily basis from the due date to the date of actual payment, and the Borrower shall pay all such interest accordingly.

5.             CLOSING FEE

The Borrower shall pay to the Lender a closing fee equal to $[REDACTED] which fee shall be fully earned, non-refundable and payable in full on the date of the initial advance of the Loan (the “Closing Fee”). The Borrower hereby irrevocably authorizes the Lender to deduct the balance of the Closing Fee from the initial advance of the Loan prior to its disbursement to the Borrower.

6.             DRAWDOWN

The facility may be drawn down by means of single or multiple drawings by the Borrower giving not less than 1 Business Days’ written notice to the Lender (or such less period as may be agreed with the Lender) specifying the date of the drawdown and amount thereof.

7.                                      PAYMENTS

7.1                               All payments due and payable from the Borrower hereunder shall be made in immediately available funds, without any set-off, deduction or withholding of any nature whatsoever except to the extent that the Borrower is obliged by law to make payment subject to tax deduction or withholding. In the event that the Borrower is compelled to make any such deduction as aforesaid, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.1) the Lender receives an amount equal to the sum it would have received had no such deductions been made, and (ii) the Borrower shall make such deductions, pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law and provide the Lender with a certificate evidencing the payment of such tax or other deduction.

7.2                               All legal and other costs and expenses (including any stamp and other duties and registration fees) and value added tax thereon incurred by the Lender in the preparation of this Agreement and in connection with the enforcement, administration and preservation of its rights under the Facility shall be payable by the Borrower on demand.

8.             REPAYMENT AND PREPAYMENT

8.1                               The Loan shall be repaid in full on the date that falls 54 months after the date of the initial advance of the Loan or at such later date as agreed between the Lender and Borrower in writing (the “Maturity Date”).

8.2                               Any advance made under the Facility may be prepaid in whole or in part at any time at the option of the Borrower without any premium or penalty. Amounts prepaid may not be redrawn.

9.             POSITIVE COVENANTS

The Borrower will notify the Lender of any defaults under this Agreement or any material agreement to which it is a party within the later of two (2) Business Days from:  (i) the date of occurrence of same; and (ii) the date that the Borrower has become aware of such default.

10.          ILLEGALITY

If it is or becomes unlawful in any jurisdiction for the Lender to give effect to any of its obligations hereunder or to fund or maintain all or any drawing(s) then the Lender shall promptly notify the Borrower accordingly. The Borrower shall, following such notification, prepay, by no later than the day before such obligations become unlawful (as certified by the Lender), the portion of the Facility lent by the Lender, or, as the case may be, the relevant drawings(s) or part thereof.

11.          EVENTS OF DEFAULT

If any of the following events shall occur and be continuing:

11.1                       the Borrower does not pay within 10 Business Days of the due date any amount payable by it under the Facility;

11.2                       the Borrower does not pay within 10 Business Days of receipt of the Lender’s written demand for repayment, the amount outstanding under the Facility;

11.3                       the Borrower fails to comply with any other provision of the agreement and if such non-compliance is capable of remedy within 15 Business Days, the Borrower does not remedy the same within 15 Business Days of being required to do so by the Lender;

11.4                       the institution by the Borrower of proceedings to be adjudicated a bankrupt or insolvent or any similar proceedings or the seeking by it of liquidation, reorganization or relief under any applicable federal, provincial, state or other law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the filing by it of any such petition or to the appointment under any such law of a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of the Borrower of all or substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due;

11.5                       any proceedings are commenced by a person for the bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution or any similar proceedings of the Borrower; or

11.6                       the entry of a decree or order by a court having jurisdiction adjudging the Borrower bankrupt or insolvent or approving as properly filed an application or a petition seeking liquidation, reorganization, arrangement or adjustment of or in respect of the Borrower under any applicable law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of the Borrower or of all or substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its affairs, then the Lender may at any time thereafter by notice to the Borrower declare that the Loan and all amounts payable hereunder are immediately due and payable and the Facility shall thereupon terminate.

12.          MISCELLANEOUS

12.1                        No failure or delay on the part of the Lender to exercise its rights shall operate as a waiver thereof nor shall any single exercise or any partial exercise or waiver of any such right exclude any other or further exercise thereof.

12.2                        The agreement shall be binding upon and shall enure to the benefit of the Lender and the Borrower and their respective successors and assigns, provided that (i) the Borrower may not assign any of its rights or transfer any of its obligations hereunder without the prior written consent of the Lender, and (ii) anything herein to the contrary notwithstanding, in case of transfer of shares owned by the Lender in the Borrower to a third party, the Lender shall have the right to assign to such third party an equal percentage of any amount outstanding under the Facility together with all other rights and obligations relating thereto until the date of such transfer.

12.3                        If the due date for any payment would otherwise fall on a day which is not a Business Day, the effective date shall be the next succeeding Business Day.

12.4                        This Agreement may not be amended, nor may any right hereunder be waived, except by a written amendment or waiver executed by the parties which expressly states that it is intended to amend this Agreement or waive a right hereunder.

12.5                        This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof.

13.          NOTICES

13.1                        All communications from the Borrower in respect of the Facility unless required by the terms of this Agreement to be a written notice (in which case the communication must be given by letter), may be given to the Lender over the telephone or by facsimile transmission, in each case as follows:

(a)                                 To the Borrower:

CRH Medical Corporation
Suite 522 – 999 Canada Place

World Trade Centre

Vancouver, BC V6C 3E1
Attn: Richard Bear
Tel: +1 866 477 5386

(b)                                 To the Lender:

Bloom Burton Healthcare Structured Lending Fund II
c/o Bloom Burton & Co.
65 Front Street East, Suite 300
Toronto, Ontario, M5E 1B5
Attn: Jolyon Burton
Tel: 416-640-7585

13.2                       Posted letters shall be deemed to have been delivered three Business Days after posting and facsimile transmission shall be deemed to have been delivered at the time of despatch provided they are despatched during business hours and if they are not so despatched, at the opening of business on the next following Business Day.

13.3                        Any notice or demand to be given by the Lender shall be given in writing and without prejudice to any other effective mode of service shall be deemed to have been sufficiently served if sent to the Borrower at its address given above or to its registered office for the time being.

13.4                        This agreement may be executed in any number of counterparts, and this shall have the same effect as if the signatures were on a single copy of the agreement.

14.          SUBORDINATION

The parties hereby agree that all of the Borrower’s obligations to the Lender under this Agreement and all of the Lender’s right, title and interest under this Agreement and in respect of the Loan are hereby postponed and subordinated to the obligations of the Borrower and its subsidiaries in respect of the debt owed by Gastroenterology Anesthesia Associates, LLC in the amount of up to US$[REDACTED] pursuant to an agreement for purchase and sale of assets  dated as of December 1, 2014, by and among Gastroenterology Anesthesia Associates, LLC, [REDACTED], [REDACTED] and [REDACTED], in all respects to the extent of such obligations, together with any interest thereon, protective disbursements and related costs and expenses which Gastroenterology Anesthesia Associates, LLC, [REDACTED]., [REDACTED] and [REDACTED] are all entitled to under or in respect of such obligations.

15.          LAW AND JURISDICTION

The agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and both parties hereto hereby submit and attorn to the exclusive jurisdiction of the courts of British Columbia.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first noted above.

BLOOM BURTON HEALTHCARE STRUCTURED LENDING FUND II

By:	(signed) “Dan Papulkas”
Name: Dan Papulkas
Title: Vice President

CRH MEDICAL CORPORATION

By:	(signed) “Richard Bear”
Name: Richard Bear
Title: CFO and Corporate Secretary

Signature Page –Bloom Burton Loan Agreement